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As confidentially submitted to the Securities and Exchange Commission on May 25, 2018.
This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 0001727263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

AHS Holding Company, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	82-3871179 (I.R.S. Employer Identification No.)
150 Peabody Place, Memphis, Tennessee (Address of Principal Executive Offices)	38103 (Zip Code)

901-597-1400
(Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Stock, $0.01 par value	Nasdaq Global Select Market

        Securities to be registered pursuant to Section 12(g) of the Act: None

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

        If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

AHS HOLDING COMPANY, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10

        Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.    Business.

        The information required by this item is contained under the sections of the information statement entitled "Information Statement Summary," "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Person Transactions," and "Where You Can Find More Information." Those sections are incorporated herein by reference.

Item 1A.    Risk Factors.

        The information required by this item is contained under the section of the information statement entitled "Risk Factors." That section is incorporated herein by reference.

Item 2.    Financial Information.

        The information required by this item is contained under the sections of the information statement entitled "Selected Historical Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Those sections are incorporated herein by reference.

Item 3.    Properties.

        The information required by this item is contained under the section of the information statement entitled "Business." That section is incorporated herein by reference.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

        The information required by this item is contained under the section of the information statement entitled "Security Ownership of Certain Beneficial Owners and Management." That section is incorporated herein by reference.

Item 5.    Directors and Executive Officers.

        The information required by this item is contained under the sections of the information statement entitled "Management" and "Board of Directors and Corporate Governance." Those sections are incorporated herein by reference.

Item 6.    Executive Compensation.

        The information required by this item is contained under the section of the information statement entitled "Executive Compensation." That section is incorporated herein by reference.

Item 7.    Certain Relationships and Related Transactions.

        The information required by this item is contained under the sections of the information statement entitled "Management" and "Certain Relationships and Related Person Transactions." Those sections are incorporated herein by reference.

Item 8.    Legal Proceedings.

        The information required by this item is contained under the section of the information statement entitled "Business—Legal Proceedings." That section is incorporated herein by reference.

Item 9.    Market Price of, and Dividends on, the Registrant's Common Equity and Related Stockholder Matters.

        The information required by this item is contained under the sections of the information statement entitled "The Separation and Distribution," "Dividend Policy," "Capitalization," and "Description of Our Capital Stock." Those sections are incorporated herein by reference.

Item 10.    Recent Sales of Unregistered Securities.

        The information required by this item is contained under the sections of the information statement entitled "Description of Material Indebtedness" and "Description of Our Capital Stock—Sale of Unregistered Securities." Those sections are incorporated herein by reference.

Item 11.    Description of Registrant's Securities to be Registered.

        The information required by this item is contained under the sections of the information statement entitled "The Separation and Distribution," "Dividend Policy," and "Description of Our Capital Stock." Those sections are incorporated herein by reference.

Item 12.    Indemnification of Directors and Officers.

        The information required by this item is contained under the section of the information statement entitled "Description of American Home Shield's Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance." That section is incorporated herein by reference.

Item 13.    Financial Statements and Supplementary Data.

        The information required by this item is contained under the section of the information statement entitled "Index to Financial Statements" and the financial statements referenced therein. That section is incorporated herein by reference.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

        None.

Item 15.    Financial Statements and Exhibits.

(a)
Financial Statements

        The information required by this item is contained under the section of the information statement entitled "Index to Financial Statements" and the financial statements referenced therein. That section is incorporated herein by reference.

(b)
Exhibits

        See below.

        The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between ServiceMaster Global Holdings, Inc. and AHS Holding Company, Inc.*
2.2	Form of Transition Services Agreement by and between ServiceMaster Global Holdings, Inc. and AHS Holding Company, Inc.*
2.3	Form of Tax Matters Agreement by and between ServiceMaster Global Holdings, Inc. and AHS Holding Company, Inc.
2.4	Form of Employee Matters Agreement by and between ServiceMaster Global Holdings, Inc. and AHS Holding Company, Inc.
3.1	Form of Amended and Restated Certificate of Incorporation of AHS Holding Company, Inc.
3.2	Form of Amended and Restated By-laws of AHS Holding Company, Inc.
4.1	Form of Stockholder and Registration Rights Agreement by and between ServiceMaster Global Holdings, Inc. and AHS Holding Company, Inc.*
10.4	Form of AHS Holding Company, Inc. Indemnification Agreement by and between AHS Holding Company, Inc. and individual directors
21.1	List of Subsidiaries
99.1	Information Statement of AHS Holding Company, Inc., preliminary and subject to completion, dated [ ], 2018

*
Previously filed.

 SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AHS Holding Company, Inc.
By:
	Name:	Rexford Tibbens
	Title:	President and Chief Executive Officer

Date: [    ], 2018

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INFORMATION REQUIRED IN REGISTRATION STATEMENT CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
  Item 1. Business.
  Item 1A. Risk Factors .
  Item 2. Financial Information .
  Item 3. Properties .
  Item 4. Security Ownership of Certain Beneficial Owners and Management .
  Item 5. Directors and Executive Officers .
  Item 6. Executive Compensation .
  Item 7. Certain Relationships and Related Transactions .
  Item 8. Legal Proceedings .
  Item 9. Market Price of, and Dividends on, the Registrant's Common Equity and Related Stockholder Matters .
  Item 10. Recent Sales of Unregistered Securities .
  Item 11. Description of Registrant's Securities to be Registered .
  Item 12. Indemnification of Directors and Officers .
  Item 13. Financial Statements and Supplementary Data .
  Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure .
  Item 15. Financial Statements and Exhibits .
SIGNATURES